k|p advantage

Independent Accountants' Review Report

December 8, 2021

To the Board of Directors
Africa Eats SPC
271 Winslow Way E, #11548
Bainbridge Island, WA 98110-0106

We have reviewed the accompany balance sheet of Africa Eats SPC as of November 30, 2021, and the related income statement for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles general established in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Martin R. Blevins, CPA

AFRICA EATS SPC

BALANCE SHEET
AS OF NOVEMBER 30, 2021

ASSETS

		2021
CURRENT ASSETS		
Cash and cash equivalent	$	-
Prepaid expenses		-
Total current assets		-
FURNITURE AND EQUIPMENT		
Office furniture and fixtures		-
Equipment		-
Less: Accumulated depreciation		-
Net furniture and equipment		-
NON-CURRENT ASSETS		
Deposits		-
Other non-current assets		-
Total non-current assets		-
TOTAL ASSETS	$	-

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
Accrued liabilities		-
Total current liabilities		-

AFRICA EATS SPC

BALANCE SHEET
AS OF NOVEMBER 30, 2021

NON-CURRENT LIABILITIES	
Operating lease payable	-
Note payable	-
Total non-current liabilities	-
Total liabilities	-
EQUITY	
Common Stock	-
Retained Earnings	-
Total equity	-
TOTAL LIABILITIES AND EQUITY	$ -

AFRICA EATS SPC

INCOME STATEMENT
FOR THE PERIOD ENDED NOVEMBER 30, 2021

	2021
REVENUE	
Services	$ -
Product Sales	-
Other revenue	-
Total support and revenue	-
EXPENSES	
Administrative expenses	-
Management and general expenses	-
Office and operating expenses	-
Other expenses	-
Total expenses	-
Net Income	-
Equity at beginning of year	-
EQUITY AT END OF YEAR	$ -

AFRICA EATS SPC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The financial statements have been prepared to present the financial position and results of operations. The financial statements only include information from inception (November 12, 2021) through November 30, 2021.

Africa Eats SPC was incorporated in the State of Washington on November 12, 2021.

Africa Eats SPC lessens hunger and poverty in Africa by working with a portfolio of fast-growing small and medium enterprises which are helping build the food and agriculture supply chain across Africa. Africa Eats' services help these companies scale up their businesses, which in turn help create incomes for smallholder farmers and lessen post-harvest losses.

Fiscal Year

The Company operates on a December 31st year-end

Principles and Basis of Accounting

The financial statements include the accounts of Africa Eats SPC (The Company). The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (:"ASC").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise. These adverse conditions could affect the Company's financial condition and the results of its' operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of November 30, 2021, the Company held no cash equivalents.

AFRICA EATS SPC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 3 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events thru December 8, 2021, the date through with the financial statement was available to be issued. It has been determined that no events require additional disclosure.